UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11021129

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/06/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LarrainVial Securities US LLC

OFFICIAL USE ONLY
152424
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Avda. El Bosque Norte 0177 - 3rd. Floor
(No. and Street)

Las Condes (City) Santiago (State) 0177 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Portnoff - FINOP (212) 751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst&Young Servicios Profesionales de Auditoría y Asesoría Ltda.
(Name – *if individual, state last, first, middle name*)

Pdte. Riesco 5435-5th.Floor (Address) Santiago (City) Chile (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Claudio Larraín, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LarrainVial Securities US LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Firmó ante mí don Claudio Patricio Larraín Kaplan, C.I.Nº 10.484.880-K, quien declara estar legalmente facultado para representar a LARRAINVIAL SECURITIES US LLC. .- Santiago, 4 de marzo del 2011.- rrp.-

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

FERNANDO CELIS URRUTIA NOTARIO PUBLICO CHILE SEGUNDA NOTARIA DE PROVIDENCIA

FERNANDO CELIS URRUTIA Notario Público 2º Notaría Providencia

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young

Ernst & Young Chile
Presidente Riesco 5435, piso 4
Las Condes
Santiago
Tel: 56 2 676 1000
Fax: 56 2 676 1010
www.eychile.cl

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Members of Larrain Vial Securities US LLC:

We have performed the procedures enumerated below, which were agreed to by the Members and management of Larrain Vial Securities US LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Larrain Vial Securities US LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from November 1, (commencement of operations) to December 31, 2010. Larrain Vial Securities US LLC's management is responsible for Larrain Vial Securities US LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries. We compare de Form SIPC-7 with the check and the subsequent charge to bank statement.

We noted that the payment was made by Larrain Vial S.A. Corredora de Bolsa (related party) on behalf of Larrain Vial Securities US LLC. Then, we reviewed the support documentation from the above mentioned entity.

2. Compared the amounts reported on FOCUS Report for the period October 1, to December 31, 2010, with the amounts reported in Form SIPC-7 for the period from November 1, (commencement of operations) to December 31, 2010.

No findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

No findings.

ERNST & YOUNG

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

No findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the from November 1, (commencement of operations) to December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you..

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young Ltda.

Ernst + Young Ltda.

Juan Francisco Martínez A.

Santiago, Chile
March 4, 2011

C-00710/11
60897749
JFM/ca

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31 , 2010
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Larrain Vial Securities US LLC
El Bosque Norte 0177
Las Condes Santiago, Chile

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 164
   B. Less payment made with SIPC-6 filed (exclude interest) ( )
   ______ Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) ______
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______
   F. Total assessment balance and interest due (or overpayment carried forward) $______
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 208.81
   H. Overpayment carried forward $((44.81))

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

______ (Name of Corporation, Partnership or other organization)

______ (Authorized Signature)

Dated the ______ day of ______, 20 ______.

______ (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20__
and ending ________, 20__
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 65,615
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
________________________________	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 65,615
2e. General Assessment @ .0025	$ 164
	(to page 1, line 2.A.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Larrain Vial Securities US LLC

For the period from November 1(commencement of operations) to December 31, 2010

With Report and Supplementary Report of Independent Registered Public Accounting Firm

(Pursuant to Rule 17a5(e)(3))

Larrain Vial Securities US LLC

Financial Statements
and Supplemental Information

For the period from November 1 (commencement of operation) to December 31, 2010

Contents

Ernst & Young Chile
Presidente Riesco 5435, piso 4
Las Condes
Santiago

Tel: 56 2 676 1000
Fax: 56 2 676 1010
www.eychile.cl

Report of Independent Registered Public Accounting Firm

To the Member of
Larrain Vial Securities US LLC

We have audited the accompanying statement of financial condition of Larrain Vial Securities US LLC (the "Company") as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the period from November 1 (commencement of operations) to December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Larrain Vial Securities US LLC at December 31, 2010, and the results of its operations and its cash flows for the period from November 1 (commencement of operations) to December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ERNST & YOUNG LTDA

Ernst + Young Ltda.

Santiago, Chile
March 4, 2011

Larrain Vial Securities US LLC

Statement of Financial Condition

December 31, 2010

Assets		
Cash	$	999,990
Due from Affiliate		32,807
Total Assets	$	1,032,797
Liabilities and Member's Equity		
Accrued Expenses	$	54,050
Due to Affiliate		502,934
Total Liabilities		556,984
Member's Equity		475,813
Total Liabilities and Member's Equity	$	1,032,797

The accompanying notes 1 to 9 form an integral part of these financial statements.

Larrain Vial Securities US LLC

Statement of Operations

For the period from November 1 (commencement of operations) to December 31, 2010

Revenue	
Commission income	$ 65,615
Total revenues	65,615
Expenses	
Payroll expenses	12,384
Commission expenses	32,808
Professional fees	522,393
Other general & administrative	22,217
Total Expenses	589,802
Net Loss	$ (524,187)

The accompanying notes 1 to 9 form an integral part of these financial statements.

Larrain Vial Securities US LLC

Statement of Changes in Member's Equity

For the period from November 1 (commencement of operations) to December 31, 2010

Balance at November 1, 2010	$	-
Contributions		1,000,000
Distributions		-
Net loss		(524,187)
Balance at December 31, 2010	$	475,813

The accompanying notes 1 to 9 form an integral part of these financial statements.

Larrain Vial Securities US LLC

Statement of Cash Flows

For the period from November 1 (commencement of operations) to December 31, 2010

Cash flows from operating activities		
Net loss	$	(524,187)
Adjustment to reconcile net loss to net cash used in operating activities		-
Increase in operating assets:		
Due from Affiliate		(32,807)
Increase in operating liabilities:		
Accounts payable and other accrued expenses		54,050
Due to Affiliate		502,934
Net cash used in operating activities		(10)
Cash flows from financing activities		
Contributions		1,000,000
Distributions		-
Net cash provided by financing activities		1,000,000
Net increase in cash		999,990
Cash at beginning of the period		-
Cash at end of the period	$	999,990

The accompanying notes 1 to 9 form an integral part of these financial statements.

1. Organization

Larrain Vial Securities US LLC (the "Company" or "LVS") was incorporated in Delaware in November 2, 2009. In July 29, 2010 the Financial Industry Regulatory Authority ("FINRA") granted the application of the Company to conduct business contingent upon the execution of the Membership Agreement, which resolved a capital contribution of $1,000,000. The Company began its operation on November 1, 2010.

The Company is an institutional brokerage firm. The Company is engaged primarily in the business of effecting transactions in foreign equities. The Company is registered as a broker dealer with the Securities and Exchange Commission and FINRA and commenced operations in the capacity of a broker dealer in November 1, 2010.

The Company acts as an agent for non-U.S. equity sales by its affiliate, Larrain Vial S.A. Corredora de Bolsa ("LVCB"), to U.S. institutional investors and earns commission income on this brokerage business. The Company clears its foreign equities brokerage business on a delivery versus payment/receipt versus payment basis through LVCB.

The Company is a subsidiary of Larrain Vial S.A. ("LVSA") a Chilean investing private company, which is the sole member of the Company.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Commissions and brokerage fees are recorded on accrued basis at the trade date.

3. Concentration of Credit Risk

At December 31, 2010, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with one financial institution, Citibank.

4. Off Balance Sheet Risk and Transactions with Customers

ASC 460 (formerly known as Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others") provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2010.

5. Income Taxes

The Company is not subject to income taxes in the United States as all activities are performed by employees of LVCB in Chile and LVS does not have an office or employees stationed in the United States. The Company is also not subject to income taxes in Chile as an entity incorporated in the United States.

As of December 31, 2010, the Company determined that it has no uncertain tax positions, interest or penalties as defined with in ASC 740-10 (formerly known as FIN 48).

6. Net Capital Requirements and Other Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of Aggregate Indebtedness. At December 31, 2010, the Company had net capital of approximately $443,006, which was $193,006 in excess of the amount required to be maintained.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis.

7. Related Party Transactions

The Company receives overhead services pursuant to a service level arrangement with the Company's affiliates, Asesorias Larrain Vial Limitada ("LVA") and LVCB, both companies are subsidiaries of LVSA. The Company is charged a percentage of compensation, occupancy, allocated administrative costs and other costs allocated from LVA and LVCB based on the portion attributable to the Company. Expenses related to such service arrangements for the period ended December 31, 2010 amounted to approximately $502,934, and consisted of allocated compensation of $12,384, occupancy of $3,607, professional fees of $479,893, and other expenses of $7,050. Payments related to the service agreement are invoiced and settled in US Dollars. Amounts included on the statement of operations also include expenses directly related to the Company's business. Amounts owed to LVA and LVCB relating to the service agreement and other expenses paid on behalf of the Company are $502,934 and are included in payables to affiliates in the statement of financial condition.

LVS is engaged in providing various investment banking and securities transactions services to its clients, which include U.S. Institutional investors. Under a fee sharing agreement between LVS and LVCB, certain transactions are referred to LVCB on behalf of U.S. clients for execution. LVCB shares 50% of the fees and commissions earned for these transactions. Commission income related to such transactions for the period ended December 31, 2010 amounted $32,807, which is also due from affiliate.

8. Contingencies

The Company is not involved in or foresees any legal proceedings concerning matters arising in connection with the conduct of its businesses.

9. Subsequent Events

The Company has evaluated subsequent events through March 4, 2011, the date these financial statements were available to be issued.

Supplemental Information

Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2010

Net Capital		
Total Members' capital qualified for net capital	$	475,813
Deductions and/or charges:		
Non-allowable assets:		
Due from affiliates		32,807
Total deductions and/or charges		32,807
Net Capital before haircuts on securities positions		443,006
Haircuts on securities		-
Total haircuts on securities		-
Net capital	$	443,006
Computation of basic net capital requirements		
Minimum net capital required	$	250,000
Excess net capital (based on aggregate indebtedness)	$	193,006

There are no material differences between the amounts presented above and the amounts presented in the Company's corresponding unaudited December 31, 2010 amended Part II FOCUS filing as of March 4, 2011.

Statement Regarding SEC Rule 15c3-3

December 31, 2010

Larrain Vial Securities US LLC does not hold customer funds or securities or carry accounts of customers; accordingly, no funds are required to be segregated.

Supplementary Report

Ernst & Young Chile
Presidente Riesco 5435, piso 4
Las Condes
Santiago

Tel: 56 2 676 1000
Fax: 56 2 676 1010
www.eychile.cl

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Member of
Larrain Vial Securities US LLC

In planning and performing our audit of the financial statements of Larrain Vial Securities US LLC (the Company), as of and for the period from November 1 (commencement of operations) to December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulation Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ERNST & YOUNG LTDA

Ernst + Young Ltda.

Santiago, Chile
March 4, 2011

Ernst & Young

Auditoría y Asesoría de Negocios | Servicios Tributarios | Asesoría en Riesgo y Gestión | Servicios a la Industria Financiera | Asesoría en Transacciones

Ernst & Young Chile
Tel.: (56-2) 676 1000

www.eychile.cl